September 22, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund IV
Issuer CIK: 0001517936
Issuer File Number: 333-174332/811-22559
Form Type: 8-A12B
Filing Date: September 22, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of FT Vest AMD & Target Income ETF, FT Vest AMZN & Target Income ETF, FT Vest GOOG & Target Income ETF, FT Vest MSFT & Target Income ETF, FT Vest META & Target Income ETF, and FT Vest PLTR & Target Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications